UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                               GLG Partners, Inc.
          -------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   37929X 107
            ---------------------------------------------------------
                                 (CUSIP Number)

                                 Pierre Lagrange
                             c/o GLG Partners, Inc.
                           399 Park Avenue, 38th Floor
                               New York, NY 10022
                      Attention: Alejandro San Miguel, Esq.
                     General Counsel and Corporate Secretary
                                 (212) 224-7200

                                 with a copy to:

                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                          Attention: Sey-Hyo Lee, Esq.
                                 (212) 408-5100
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 2, 2009
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

-------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

---------------------                                      --------------------
CUSIP No. 37929X 107                                        Page 2 of 10 Pages
--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Pierre Lagrange
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)[X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Belgium
--------- ---------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
                            -0-
      SHARES
                    ------- ---------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
                            159,804,205 shares(1)(2) (See Item 5)
     OWNED BY
                    ------- ---------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            4,623 shares (See Item 5)
    REPORTING
                    ------- ---------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            180,400 shares (See Item 5)
       WITH
--------- ---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,623 shares (See Item 5)
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0% of outstanding shares of Common Stock(3) (See Item 5)
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IN
--------- ---------------------------------------------------------------------

(1) Includes 90,200 shares and 90,200 warrants held by certain investment funds managed by GLG Partners LP, of which GLG Partners Limited is the general partner. Mr. Lagrange is a managing director of GLG Partners Limited and may be deemed to have beneficial ownership of these shares. Mr. Lagrange disclaims beneficial ownership of these shares.

(2) Includes an aggregate of 159,623,805 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Mr. Lagrange may be deemed to have beneficial ownership of these shares. Mr. Lagrange disclaims beneficial ownership of these shares, except for the 4,623 shares reported in row 11 and otherwise to the extent of his pecuniary interest therein.

(3) Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and shares of Common Stock issuable upon conversion of the Company's 5.00% convertible subordinated notes due 2014 (the "Notes"). Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 0.0%.

                                  SCHEDULE 13D

---------------------                                      --------------------
CUSIP No. 37929X 107                                        Page 3 of 10 Pages
--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Lagrange GLG Trust
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)[X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Jersey, Channel Islands
--------- ---------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
                            -0-
      SHARES
                    ------- ---------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
                            159,623,805 shares(1) (See Item 5)
     OWNED BY
                    ------- ---------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            62,932,628 shares (See Item 5)
    REPORTING
                    ------- ---------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            -0-
       WITH
--------- ---------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,932,628 shares (See Item 5)
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          24.8% of outstanding shares of Common Stock(2) (See Item 5)
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          OO
--------- ---------------------------------------------------------------------

(1) Represents an aggregate of 159,623,805 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. The Lagrange GLG Trust may be deemed to have beneficial ownership of these shares. The Lagrange GLG Trust disclaims beneficial ownership of these shares, except for the 62,932,628 shares reported in row 11.

(2) Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and includes as outstanding shares 4,032,258 shares of Common Stock issuable upon conversion of $15 million aggregate principal amount of the Notes held by Point Pleasant Ventures Ltd., a wholly owned subsidiary of the Lagrange GLG Trust. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and 4,032,258 shares of Common Stock issuable upon conversion of $15 million aggregate principal amount of the Notes held by Point Pleasant Ventures Ltd., the percentage would be 20.1%.

                                  SCHEDULE 13D

---------------------                                      --------------------
CUSIP No. 37929X 107                                        Page 4 of 10 Pages
--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          G&S Trustees Limited
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)[X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Jersey, Channel Islands
--------- ---------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
                            -0-
      SHARES
                    ------- ---------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
                            159,623,805 shares(1) (See Item 5)
     OWNED BY
                    ------- ---------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            62,932,628 shares (See Item 5)
    REPORTING
                    ------- ---------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            -0-
       WITH
--------- ---------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,932,628 shares (See Item 5)
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          24.8% of outstanding shares of Common Stock(2) (See Item 5)
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
--------- ---------------------------------------------------------------------

(1) Represents an aggregate of 159,623,805 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust, may be deemed to have beneficial ownership of these shares. G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust and for itself, disclaims beneficial ownership of these shares, except for the 62,932,628 shares reported in row 11.

(2) Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and includes as outstanding shares 4,032,258 shares of Common Stock issuable upon conversion of $15 million aggregate principal amount of the Notes held by Point Pleasant Ventures Ltd. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and 4,032,258 shares of Common Stock issuable upon conversion of $15 million aggregate principal amount of the Notes held by Point Pleasant Ventures Ltd., the percentage would be 20.1%.

                                  SCHEDULE 13D

---------------------                                      --------------------
CUSIP No. 37929X 107                                        Page 5 of 10 Pages
--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Point Pleasant Ventures Ltd.
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)[X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands
--------- ---------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
                            -0-
      SHARES
                    ------- ---------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
                            159,623,805 shares(1) (See Item 5)
     OWNED BY
                    ------- ---------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            62,932,628 shares (See Item 5)
    REPORTING
                    ------- ---------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            -0-
       WITH
--------- ---------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,932,628 shares (See Item 5)
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          24.8% of outstanding shares of Common Stock(2) (See Item 5)
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
--------- ---------------------------------------------------------------------

(1) Represents an aggregate of 159,623,805 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Point Pleasant Ventures Ltd. may be deemed to have beneficial ownership of these shares. Point Pleasant Ventures Ltd. is wholly owned by G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust, and disclaims beneficial ownership of these shares, except for the 62,932,628 shares reported in row 11.

(2) Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and includes as outstanding shares 4,032,258 shares of Common Stock issuable upon conversion of $15 million aggregate principal amount of the Notes held by Point Pleasant Ventures Ltd. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and 4,032,258 shares of Common Stock issuable upon conversion of $15 million aggregate principal amount of the Notes held by Point Pleasant Ventures Ltd., the percentage would be 20.1%.

CUSIP NO. 37929X 107              SCHEDULE 13D               Page 6 of 10 Pages


Item 1. Security and Issuer.

         This Amendment No. 5 ("Amendment No. 5") to the Schedule 13D dated November 13, 2007, as amended to date (the "Schedule 13D"), jointly filed by Pierre Lagrange, the Lagrange GLG Trust, G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust (the "Lagrange Trustee") and Point Pleasant Ventures Ltd. (each a "Reporting Person"), relates to shares of common stock, par value $0.0001 per share (the "Common Stock"), of GLG Partners, Inc., (the "Company"), and shares of Series A voting preferred stock, par value $0.0001 per share, of the Company ("Series A Preferred Stock"), and Exchangeable Class B ordinary shares of FA Sub 2 Limited, a British Virgin Islands company and a subsidiary of the Company ("Exchangeable Shares"), and the Company's 5.00% dollar-denominated convertible subordinated notes due May 15, 2014 (the "Notes"), which are exchangeable for or convertible into shares of Common Stock. The Series A Preferred Stock and the Exchangeable Shares are referred to collectively as the "Exchangeable Securities". This Amendment No. 5 is being filed to report the decrease in the aggregate number of shares held by the parties to the Voting Agreement dated as of June 22, 2007 and subject to the Voting Agreement, resulting from the distributions by Sage Summit LP and Lavender Heights Capital LP (the "Partnerships"), each a party to the Voting Agreement, of an aggregate of 1,999,077 and 1,332,719 shares of Common Stock of the Company, respectively, for no consideration to certain of their respective limited partners upon the satisfaction of certain vesting conditions under the partnership agreements of the Partnerships. Unless otherwise defined in this Amendment No. 5, capitalized terms have the meanings set forth in the Schedule 13D.

         The Company's principal executive office is located at 399 Park Avenue, 38th Floor, New York, New York 10022.


Item 5. Interest in Securities of the Issuer.

         Item 5 is amended to include the following information:

         (a) As a result of the execution and delivery of the Voting Agreement, each of the Reporting Persons may be deemed to have acquired beneficial ownership of an aggregate of 159,623,805 shares (including Exchangeable Securities exchangeable into 58,904,993 shares of Common Stock and 8,064,516 shares of Common Stock issuable upon conversion of $30 million aggregate principal amount of the Notes), which are owned directly by the parties to the Voting Agreement or over which the parties to the Voting Agreement have the power to vote (the "Subject Shares"). These Subject Shares represent approximately 50.4% of the outstanding shares of Common Stock (assuming the exchange of all Exchangeable Securities into Common Stock and the conversion of all $30 million aggregate principal amount of the Notes into Common Stock). The Reporting Persons expressly disclaim beneficial ownership of securities held by any other person or entity party to the Voting Agreement.

         As of the date hereof, the Reporting Persons have the following interests in Common Stock, Exchangeable Securities and Notes:

CUSIP NO. 37929X 107              SCHEDULE 13D               Page 7 of 10 Pages


         Pierre Lagrange

                (i)     Amount beneficially owned: 4,623 shares

                (ii) Percent of class: 0.0% of outstanding shares of Common Stock(1)

                (iii)   Number of shares as to which such person has:

                        (a)     Sole power to vote or direct the vote: -0-

                        (b)     Shared power to vote or direct the vote:
                                159,804,205 shares (consisting of (1)
                                159,623,805 shares of voting stock (including Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement and (2) 90,200 shares and 90,200 warrants held by certain investment funds managed by GLG Partners LP)(2)(3)

                        (c)     Sole power to dispose or direct the disposition:
                                4,623 shares

                        (d) Shared power to dispose or direct the disposition: 180,400 shares (consisting of 90,200 shares and 90,200 warrants)(3)

         Lagrange GLG Trust

                (i) Amount beneficially owned: 62,932,628 shares (consisting of (1) 58,900,370 shares of Common Stock and (2) $15 million aggregate principal amount of the Notes, which are convertible into 4,032,258 shares of Common Stock, held by Point Pleasant Ventures Ltd.)

                (ii) Percent of class: 24.8% of outstanding shares of Common Stock(4)

-------

(1) Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and shares of Common Stock issuable upon conversion of the Notes. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage for Mr. Lagrange would be 0.0%.

(2) The 159,623,805 shares are held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Mr. Lagrange may be deemed to have beneficial ownership of these shares. Mr. Lagrange disclaims beneficial ownership of these shares, except for the 4,623 shares reported in (i) above and otherwise to the extent of his pecuniary interest therein.

(3) The 90,200 shares and 90,200 warrants are held by certain investment funds managed by GLG Partners LP, of which GLG Partners Limited is the general partner. Mr. Lagrange is a managing director of GLG Partners Limited and may be deemed to have beneficial ownership of these shares. Mr. Lagrange disclaims beneficial ownership of these shares.

(4) Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and includes as outstanding shares 4,032,258 shares of Common Stock issuable upon conversion of $15 million aggregate principal amount of the Notes held by Point Pleasant Ventures Ltd. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and 4,032,258 shares of Common Stock issuable upon conversion of $15 million aggregate principal amount of the Notes held by Point Pleasant Ventures Ltd., the percentages for the Lagrange GLG Trust, the Lagrange Trustee and Point Pleasant Ventures Ltd. would be 20.1%.

CUSIP NO. 37929X 107              SCHEDULE 13D               Page 8 of 10 Pages


                (iii)   Number of shares as to which such person has:

                        (a)     Sole power to vote or direct the vote: -0-

                        (b)     Shared power to vote or direct the vote:
                                159,623,805 shares (consisting of 159,623,805
                                shares of voting stock (including (1)
                                Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement)(5)

                        (c)     Sole power to dispose or direct the disposition:
                                62,932,628 shares (consisting of (1) 58,900,370
                                shares of Common Stock and (2) $15 million aggregate principal amount of the Notes, which are convertible into 4,032,258 shares of Common Stock, held by Point Pleasant Ventures Ltd.)

                        (d)     Shared power to dispose or direct the
                                disposition: -0-

         G&S Trustees Limited

                (i) Amount beneficially owned: 62,932,628 shares (consisting of (1) 58,900,370 shares of Common Stock and (2) $15 million aggregate principal amount of the Notes, which are convertible into 4,032,258 shares of Common Stock, held by Point Pleasant Ventures Ltd.)

                (ii) Percent of class: 24.8% of outstanding shares of Common Stock(4)

                (iii)   Number of shares as to which such person has:

                        (a)     Sole power to vote or direct the vote: -0-

                        (b)     Shared power to vote or direct the vote:
                                159,623,805 shares (consisting of 159,623,805
                                shares of voting stock (including (1)
                                Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement)(6)

-------

(5) The 159,623,805 shares are held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. The Lagrange GLG Trust may be deemed to have beneficial ownership of these shares. The Lagrange GLG Trust disclaims beneficial ownership of these shares, except for the 62,932,628 shares reported in (i) above.

(6) The 159,623,805 shares are held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust, may be deemed to have beneficial ownership of these shares. G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust and for itself, disclaims beneficial ownership of these shares, except for the 62,932,628 shares reported in (i) above.

CUSIP NO. 37929X 107              SCHEDULE 13D               Page 9 of 10 Pages


                        (c)     Sole power to dispose or direct the disposition:
                                62,932,628 shares (consisting of (1) 58,900,370
                                shares of Common Stock and (2) $15 million aggregate principal amount of the Notes, which are convertible into 4,032,258 shares of Common Stock, held by Point Pleasant Ventures Ltd.)

                        (d)     Shared power to dispose or direct the
                                disposition: -0-

         Point Pleasant Ventures Ltd.

                (i) Amount beneficially owned: 62,932,628 shares (consisting of (1) 58,900,370 shares of Common Stock and (2) $15 million aggregate principal amount of the Notes which are convertible into 4,032,258 shares of Common Stock, held by Point Pleasant Ventures Ltd.)

                (ii) Percent of class: 24.8% of outstanding shares of Common Stock(4)

                (iii)   Number of shares as to which such person has:

                        (a)     Sole power to vote or direct the vote: -0-

                        (b)     Shared power to vote or direct the vote:
                                159,623,805 shares (consisting of 159,623,805
                                shares of voting stock (including (1)
                                Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement)(7)

                        (c)     Sole power to dispose or direct the disposition:
                                62,932,628 shares (consisting of (1) 58,900,370
                                shares of Common Stock and (2) $15 million aggregate principal amount of the Notes, which are convertible into 4,032,258 shares of Common Stock, held by Point Pleasant Ventures Ltd.)

                        (d)     Shared power to dispose or direct the
                                disposition: -0-

-------

(7) The 159,623,805 shares are held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Point Pleasant Ventures Ltd. may be deemed to have beneficial ownership of these shares. Point Pleasant Ventures Ltd. is wholly owned by the Lagrange GLG Trust and disclaims beneficial ownership of these shares, except for the 62,932,628 shares reported in (i) above.

CUSIP NO. 37929X 107              SCHEDULE 13D               Page 10 of 10 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  November 3, 2009


                                        /s/ Alejandro San Miguel
                                        ----------------------------------------
                                        Alejandro San Miguel
                                        Attorney-in-fact for Pierre Lagrange


                                        G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust

                                        By: /s/ Alejandro San Miguel
                                        ----------------------------------------
                                        Alejandro San Miguel
                                        Attorney-in-fact


                                        G&S Trustees Limited

                                        By: /s/ Alejandro San Miguel
                                        ----------------------------------------
                                        Alejandro San Miguel
                                        Attorney-in-fact


                                        Point Pleasant Ventures Ltd.

                                        By: /s/ Alejandro San Miguel
                                        ----------------------------------------
                                        Alejandro San Miguel
                                        Attorney-in-fact